Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant

Subsidiaries, which considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, have been omitted.

Subsidiary	Jurisdiction of Incorporation

Price Communications Wireless, Inc.	Delaware

Price Communications Cellular Holdings, Inc.	Delaware

Price Communications Cellular Inc.	Delaware